FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Corporation

i-80 Gold Corp. (the "Company")

Suite 460, 5190 Neil Road,

Reno, Nevada, 89602

USA

Item 2. Date of Material Change

April 8, 2024

Item 3. News Release

News releases announcing the material change referred to in this material change report were disseminated by the Company on April 8, 2024, through Newswire, and were subsequently filed on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

Item 4. Summary of Material Change

On April 8, 2024, the Company entered into an agreement with National Bank Financial Inc., as lead underwriter and sole bookrunner (the "Lead Underwriter"), on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters agreed to purchase, on a "bought deal" basis, 51,882,000 units of the Company ("Units") at a price of C$1.65 per Unit (the "Offering Price") for aggregate gross proceeds of C$85,605,300. Subsequently on April 8, 2024, the Company and the Lead Underwriter amended the terms of the agreement to increase the size of the offering to 60,607,000 Units and aggregate gross proceeds of C$100,001,550 (the "Offering").

Each Unit is comprised of one common share of the Company (each, a "Common Share") and one-half of one Common Share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share (each, a "Warrant Share") at a price of C$2.15 per Warrant Share for a period of 48 months following the closing of the Offering.

The Company has also granted to the Underwriters an over-allotment option to purchase an additional 15% of the base Offering (the "Over-Allotment Option"), for additional gross proceeds to the Company of up to C$15,000,233, to acquire Units, Common Shares and/or Warrants (or any combination thereof), at the Underwriters' discretion, which shall be exercisable by the Underwriters, in whole or in part, for a period of 30 days from and including the closing date.

Item 5. Full Description of Material Change

On April 8, 2024, the Company entered into an agreement with the Lead Underwriter, as lead underwriter and sole bookrunner on behalf of a syndicate of Underwriters, pursuant to which the Underwriters agreed to purchase, on a "bought deal" basis, 51,882,000 Units at the Offering Price for aggregate gross proceeds of C$85,605,300. Subsequently on April 8, 2024, the Company and the Lead Underwriter amended the terms of the agreement to increase the size of the Offering to 60,607,000 Units and aggregate gross proceeds of C$100,001,550.

Each Unit is comprised of one Common Share and one-half of one Warrant. Each Warrant will entitle the holder thereof to purchase one Warrant Share at a price of C$2.15 per Warrant Share for a period of 48 months following the closing of the Offering.

The Company has also granted to the Underwriters an Over-Allotment Option to purchase an additional 15% of the base Offering, for additional gross proceeds to the Company of up to C$15,000,233, to acquire Units, Common Shares and/or Warrants (or any combination thereof), at the Underwriters' discretion, which shall be exercisable by the Underwriters, in whole or in part, for a period of 30 days from and including the closing date.

The net proceeds of the Offering, inclusive of the Over-Allotment Option (if exercised), will be used to advance the development of the Company's mineral properties and for general corporate purposes, as more particularly described in the short form prospectus. The Units will be offered in all provinces of Canada, except for Québec, by way of a short form prospectus, and in the United States to "qualified institutional buyers" pursuant to an exemption from registration under the United States Securities Act of 1933, as amended, and in such other jurisdictions outside of Canada in accordance with applicable law.

The Offering is expected to close on or about April 25, 2024, and is subject to certain conditions including, but not limited to, the receipt of all necessary corporate and regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE American.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws unless an exemption from such registration is available.

Item 5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

For further information, please contact:

Ewan Downie, Chief Executive Officer

Phone: 1.866.525.6450

Email: info@i80gold.com

Item 9. Date of Report

April 10, 2024